

**Andrew Ross**
425 Lexington Avenue
3rd Floor
New York, NY, 10017

Tel:  212- 667-4536

February 11, 2022

Alec Studstill
**Securities Exchange Commission**
Division of Examinations
100 F Street, N.E. Mail Stop 8720
Washington, DC 20549-7041

RE: Canadian Imperial Bank of Commerce SBSE-A filing, Item #13B

Mr. Studstill,

Per your instruction the SBSE-A registration for Canadian Imperial Bank of Commerce is hereby amended to add information detailing the nature of the relationship for CIBC World Markets Corp. and CIBC World Markets Inc. (WMC or WMI respectively) as it pertains to Item #13B.

Neither form SBSE-A nor SBSE-A/A in Edgar show the Schedule B, Section II field used to describe the nature of the execution, trading, custody, clearing or settlement arrangement for WMC and WMI.

Per staff advice issued to industry participants the missing detail is included in this filing as an additional document. Please see below for details enclosed in this letter and uploaded PDF files SBSE-A_AMEND_SCHED-B_13B_WMI and SBSE-A_AMEND_SCHED-B_13B_WMC for SBSE-A form Schedule B Section II for WMI and WMC respectively.

Thank you,

Andrew Ross

# Schedule B, Schedule II Addendum

## Entity 1:

Item: 13B

Firm Name: CIBC World Markets Corp.

CRD: 000000630

UIC: 549300445CON3DBMU275

Business Address: 425 LEXINGTON AVENUE, NEW YORK, NEW YORK 10017

Effective Date: 07/31/1969

Description:

The SBSD Canadian Imperial Bank of Commerce will perform its SBS swap hedging in listed markets and a portion of this activity are cleared by CIBC World Markets Corp.

## Entity 2:

Item: 13B

Firm Name: CIBC World Markets Inc.

UIC: 549300TDJKVQJ41VN031

Business Address: 161 BAY STREET, TORONTO, ONTARION CANADA M5J 2S8

Effective Date: 09/28/2007

Description:

The SBSD Canadian Imperial Bank of Commerce will perform its SBS swap hedging in listed markets and a portion of this activity are cleared by CIBC World Markets Inc.